SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No.--)*

                         Hemptown Clothing Inc.
                         ----------------------
                            (Name of Issuer)

                    Common Stock, without par value
                    --------------------------------
                     (Title of Class of Securities)

                               424691-10-3
                               -----------
                             (CUSIP Number)

                        Michael T. Shannon, Esq.
                              Devlin Jensen
                         Barristers & Solicitors
                   Suite 2550 - 555 W. Hastings Street
                       Vancouver, British Columbia
                            Canada   V6B 4N5
                             (604) 684-2550
                             --------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                             August 12, 2003
                             ---------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule if filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 18 Pages

CUSIP NO.: 424691-10-3             13G                 Page 2 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Imperial Trust

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada

                         (5)    SOLE VOTING POWER

 Number of                      1,041,499
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         -0-
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                1,041,499

                         (8)    SHARED DISPOSITIVE POWER

                                -0-

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,041,499

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

(12) TYPE OF REPORTING PERSON (See Instructions)

     OO

CUSIP NO.: 424691-10-3             13G                 Page 3 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Plato Trust

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada

                         (5)    SOLE VOTING POWER

 Number of                      841,499
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         -0-
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                841,499

                         (8)    SHARED DISPOSITIVE POWER

                                -0-

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     841,499

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%

(12) TYPE OF REPORTING PERSON (See Instructions)

     OO

CUSIP NO.: 424691-10-3             13G                 Page 4 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Socrates Trust

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada

                         (5)    SOLE VOTING POWER

 Number of                      991,499
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         -0-
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                991,499

                         (8)    SHARED DISPOSITIVE POWER

                                -0-

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     991,499

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

(12) TYPE OF REPORTING PERSON (See Instructions)

     OO

CUSIP NO.: 424691-10-3             13G                 Page 5 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Techsonic Trust

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada

                         (5)    SOLE VOTING POWER

 Number of                      841,499
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         -0-
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                841,499

                         (8)    SHARED DISPOSITIVE POWER

                                -0-

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     841,499

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%

(12) TYPE OF REPORTING PERSON (See Instructions)

     OO

CUSIP NO.: 424691-10-3             13G                 Page 6 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Tim Lelek

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      3,725,996 (1)
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         -0-
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                3,725,996 (1)

                         (8)    SHARED DISPOSITIVE POWER

                                -0-

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,725,996

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.8%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Tim Lelek has sole voting and dispositive power of (i) 10,000 shares which he directly owns, (ii) 1,041,499 shares owned by Imperial Trust by virtue of being the trustee of such trust, (iii) 841,499 shares owned by Plato Trust by virtue of being the trustee of such trust, (iv) 991,499 shares owned by Socrates Trust by virtue of being the trustee of such trust, and (v) 841,499 shares owned by Techsonic Trust by virtue of being the trustee of such trust.

CUSIP NO.: 424691-10-3             13G                 Page 7 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Patrick Smyth

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      -0-
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         1,041,499 (1)
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                -0-

                         (8)    SHARED DISPOSITIVE POWER

                                1,041,499 (1)

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,041,499

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Patrick Smyth has shared voting and dispositive power of 1,041,499 shares owned by Imperial Trust by virtue of having the power to appoint new or additional trustees under the Imperial Trust.

CUSIP NO.: 424691-10-3             13G                 Page 8 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jasvindar Singh

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      -0-
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         1,682,998 (1)
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                -0-

                         (8)    SHARED DISPOSITIVE POWER

                                1,682,998 (1)

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,682,998

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Jasvindar Singh has shared voting and dispositive power of 1,682,998 shares owned by Plato Trust and Techsonic Trust by virtue of having the power to appoint new or additional trustees under the Plato Trust and the Techsonic Trust.

CUSIP NO.: 424691-10-3             13G                 Page 9 of 18 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ken Lelek

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      45,000 (1)
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         991,499 (2)
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                45,000 (1)

                         (8)    SHARED DISPOSITIVE POWER

                                991,499 (2)

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,036,499

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Ken Lelek has sole voting and dispositive power of 45,000 shares which he directly owns.
(2) Ken Lelek has shared voting and dispositive power of 991,499 shares owned by Socrates Trust by virtue of having the power to appoint new or additional trustees under the Socrates Trust.


CUSIP NO.: 424691-10-3             13G                Page 10 of 18 Pages

Item 1(a) Name of Issuer:

          Hemptown Clothing Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1307 Venables Street
          Vancouver, B.C.
          Canada   V5L 2G1

Item 2(a) - (c)

     Imperial Trust is a trust organized under the laws of the Province of British Columbia with an address for notice and delivery located at c/o David Pedlow, 19th Floor, 885 W. Georgia Street, Vancouver, B.C., Canada, V6C 3H4. The beneficiary of Imperial Trust is Ken Lelek of 4670 Piccadilly South, West Vancouver, B.C., Canada, V7W 1J7.

     Plato Trust is a trust organized under the laws of the Province of British Columbia with an address for notice and delivery located at c/o David Pedlow, 19th Floor, 885 W. Georgia Street, Vancouver, B.C., Canada, V6C 3H4. The beneficiary of Plato Trust is Jasvindar Singh of #201 - 501 Pacific St., Vancouver, B.C., Canada, V6Z 2X6.

     Socrates Trust is a trust organized under the laws of the Province of British Columbia with an address for notice and delivery located at c/o David Pedlow, 19th Floor, 885 W. Georgia Street, Vancouver, B.C., Canada, V6C 3H4. The beneficiary of Socrates Trust is Patrick Smyth of 2120 Mathers Ave., West Vancouver, B.C., Canada, V7V 2H3.

     Techsonic Trust is a trust organized under the laws of the Province of British Columbia with an address for notice and delivery located at c/o David Pedlow, 19th Floor, 885 W. Georgia Street, Vancouver, B.C., Canada, V6C 3H4. The beneficiary of Techsonic Trust is Julia Raeder of 2658 Wyat Place, North Vancouver, B.C., Canada, V7H 1K5.

     Tim Lelek is the trustee for Imperial Trust, Plato Trust, Socrates Trust and Techsonic Trust and has an address for notice and delivery located at #306 - 1489 Marine Drive, West Vancouver, B.C., Canada, V7T 1B8.

     Patrick Smyth has the power to appoint new and additional trustees under the Imperial Trust and has an address for notice and delivery located at 2120 Mathers Ave., West Vancouver, B.C., Canada, V7V 2H3.

     Jasvindar Singh has the power to appoint new and additional trustees under the Plato Trust and the Techsonic Trust and has an address for notice and delivery located at #201 - 501 Pacific St., Vancouver, B.C., Canada, V6Z 2X6.

     Ken Lelek has the power to appoint new and additional trustees under the Socrates Trust and has an address for notice and delivery located at 4670 Piccadilly South, West Vancouver, B.C., Canada, V7W 1J7.

CUSIP NO.: 424691-10-3             13G                Page 11 of 18 Pages

Item 2(d) Title of Class of Securities:

          Common Stock, without par value

Item 2(e) CUSIP Number:

          424691-10-3

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


          (a)  [   ]     Broker or dealer registered under Section 15 of
               the Act.

          (b)  [   ]     Bank as defined in Section 3(a)(6) of the Act.

          (c)  [   ]     Insurance company as defined in Section 3(a)(19)
               of the Act.

          (d)  [   ]     Investment company registered under Section 8 of
               the Investment Company Act.

          (e)  [   ]     An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E).

          (f)  [   ]     An employee benefit plan or endowment fund in
               accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)  [   ]     A parent holding company, in accordance with
               Rule 13d-1(b)(ii)(G).

          (h)  [   ]     A savings association as defined in Section 3(b)
               of the Federal Deposit Insurance Act.

          (i)  [   ]     A church plan that is excluded from the
               definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

          (j)  [   ]     Group, in accordance with Rule 13d-1(c), check
               this box.

Item 4    Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities identified in
          Item 1.

          (a)  Amount beneficially owned:

               Imperial Trust beneficially owns 1,041, 499 shares of the Issuer. The beneficiary of Imperial Trust is Ken Lelek, of Vancouver, B.C., Canada, who also directly owns 45,000 shares of the Issuer.

CUSIP NO.: 424691-10-3             13G                Page 12 of 18 Pages

               Plato Trust beneficially owns 841,499 shares of the Issuer. The beneficiary of Plato Trust is Jasvindar Singh of Vancouver, B.C., Canada.

               Socrates Trust beneficially owns 991,499 shares of the Issuer. The beneficiary of Socrates Trust is Patrick Smyth of Vancouver, B.C., Canada.

               Techsonic Trust beneficially owns 841,499 shares of the Issuer. The beneficiary of Techsonic Trust is Julia Raeder of Vancouver, B.C., Canada.

               Tim Lelek beneficially owns 3,725,996 shares of the Issuer as he has sole voting and dispositive power of (i) 10,000 shares which he directly owns, (ii) 1,041,499 shares owned by Imperial Trust by virtue of being the sole trustee of such trust, (iii) 841,499 shares owned by Plato Trust by virtue of being the sole trustee of such trust, (iv) 991,499 shares owned by Socrates Trust by virtue of being the sole trustee of such trust, and (v) 841,499 shares owned by Techsonic Trust by virtue of being the sole trustee of such trust.

               Patrick Smyth has shared voting and dispositive power of 1,041,499 shares owned by Imperial Trust by virtue of having the power to appoint new or additional trustees under the Imperial Trust. In addition, Mr. Smyth is the beneficiary of Socrates Trust and has the right to receive the proceeds from the sale of 991,499 shares owned by such trust.

               Jasvindar Singh has shared voting and dispositive power of 1,682,998 shares owned by Plato Trust and Techsonic Trust by virtue of having the power to appoint new or additional trustees under the Plato Trust and Techsonic Trust. In addition, Mr. Singh is the beneficiary of Plato Trust and has the right to receive the proceeds from the sale of 841,499 shares owned by such trust.

               Ken Lelek directly owns 45,000 shares of the Issuer and has shared voting and dispositive power of 991,499 shares owned by the Socrates Trust by virtue of having the power to appoint new and additional trustees under the Socrates Trust. In addition, Mr. Lelek is the beneficiary of Imperial Trust and has the right to receive the proceeds from the sale of 1,041,499 shares owned by such trust.

          (b)  Percent of Class:

               Imperial Trust      8.9%
               Plato Trust         7.2%
               Socrates Trust      8.5%
               Techsonic Trust     7.2%
               Tim Lelek           31.8%

CUSIP NO.: 424691-10-3             13G                Page 13 of 18 Pages

               Patrick Smyth       8.9%
               Jasvindar Singh     14.4%
               Ken Lelek           8.8%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote

                    Imperial Trust      1,041,499
                    Plato Trust         841,499
                    Socrates Trust      991,499
                    Techsonic Trust     841,499
                    Tim Lelek           3,725,996
                    Ken Lelek           45,000

               (ii) Shared power to vote or to direct the vote

                    Patrick Smyth       1,041,499
                    Jasvindar Singh     1,682,998
                    Ken Lelek           991,499

              (iii) Sole power to dispose or to direct the disposition of

                    Imperial Trust      1,041,499
                    Plato Trust         841,499
                    Socrates Trust      991,499
                    Techsonic Trust     841,499
                    Tim Lelek           3,725,996
                    Ken Lelek           45,000

               (iv) Shared power to dispose or to direct the disposition
                    of

                    Patrick Smyth       1,041,499
                    Jasvindar Singh     1,682,998
                    Ken Lelek           991,499


Item 5    Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
          securities, check the following [   ]

CUSIP NO.: 424691-10-3             13G                Page 14 of 18 Pages

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Ken Lelek of 4670 Picadilly S., West Vancouver, B.C., Canada, V7W 1J7, is the beneficary of and has the right to receive the proceeds from the sale of the 1,041,499 shares owned by Imperial Trust.

          Jasvindar Singh of #201 - 501 Pacific St., Vancouver, B.C., Canada, V6Z 2X6, is the beneficary of and has the right to receive the proceeds from the sale of the 841,499 shares owned by Plato Trust.

          Patrick Smyth of at 2120 Mathers Ave., West Vancouver, B.C., Canada, V7V 2H3, is the beneficary of and has the right to receive the proceeds from the sale of the 991,499 shares owned by Socrates Trust.

          Julia Raeder of 2658 Wyat Place, North Vancouver, B.C., Canada, V7H 1K5, is the beneficary of and has the right to receive the proceeds from the sale of the 841,499 shares owned by Techsonic Trust.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable

Item 8    Identification and Classification of Members of the Group

          Not Applicable

Item 9    Notice of Dissolution of Group

          Not Applicable

Item 10   Certification

          Not Applicable

CUSIP NO.: 424691-10-3             13G                Page 15 of 18 Pages

                                SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 2003           IMPERIAL TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)

Dated: November 25, 2003           PLATO TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)


Dated: November 25, 2003           SOCRATES TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)

Dated: November 25, 2003           TECHSONIC TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)


Dated: November 25, 2003                /s/ Tim Lelek
                                   ----------------------------------
                                        Tim Lelek


Dated: November 25, 2003                /s/ Patrick Smyth
                                   ----------------------------------
                                        Patrick Smyth

CUSIP NO.: 424691-10-3             13G                Page 16 of 18 Pages


Dated: November 25, 2003                /s/ Jasvindar Singh
                                   -----------------------------------
                                             Jasvindar Singh


Dated: November 25, 2003                /s/ Ken Lelek
                                   -----------------------------------
                                        Ken Lelek

CUSIP NO.: 424691-10-3             13G                Page 17 of 18 Pages


                                EXHIBIT 1

                         JOINT FILING AGREEMENT
                        PURSUANT TO RULE 13d-1(k)
                                 OF THE
                   SECURITIES AND EXCHANGE ACT OF 1934


     Imperial Trust, Plato Trust, Socrates Trust, Techsonic Trust, Tim Lelek, Patrick Smyth, Jasvindar Singh and Ken Lelek, each hereby agrees that this Schedule 13G filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, without par value per share, of Hemptown Clothing Inc. is filed jointly on behalf of such persons.

Dated: November 25, 2003           IMPERIAL TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)

Dated: November 25, 2003           PLATO TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)

Dated: November 25, 2003           SOCRATES TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)

Dated: November 25, 2003           TECHSONIC TRUST

                                   Per: /s/ Tim Lelek
                                       ------------------------------
                                        Authorized Signatory

                                        Tim Lelek - Trustee
                                   ----------------------------------
                                        (Print Name/Title)

CUSIP NO.: 424691-10-3             13G                Page 18 of 18 Pages


Dated: November 25, 2003                /s/ Tim Lelek
                                   ----------------------------------
                                        Tim Lelek


Dated: November 25, 2003                /s/ Patrick Smyth
                                   ----------------------------------
                                        Patrick Smyth


Dated: November 25, 2003                /s/ Jasvindar Singh
                                   -----------------------------------
                                             Jasvindar Singh


Dated: November 25, 2003                /s/ Ken Lelek
                                   -----------------------------------
                                        Ken Lelek